UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 13, 2021

Marquee Raine Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman. Islands	001-39800	98-1566891
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

65 East 55th Street, 24th Floor New York, New York 10022
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 603-5500

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	MRACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value of $0.0001 per share	MRAC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	MRACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

On April 28, 2021, Marquee Raine Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company (“MRAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MRAC Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of MRAC (“Merger Sub”), and Enjoy Technology Inc., a Delaware corporation (“Enjoy”). The Merger Agreement was amended on July 23, 2021.

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination (the “Business Combination”) pursuant to which, among other transactions described in the Merger Agreement, Merger Sub will merge with and into Enjoy.

The proposed Business Combination is expected to be consummated after the required approval by the shareholders of MRAC and the satisfaction of certain other conditions.

Item 1.01 Entry Into A Material Definitive Agreement.

Second Amendment to the Merger Agreement

On September 13, 2021, MRAC entered into a Second Amendment (the “Second Amendment”) to the Merger Agreement. The Second Amendment modifies the Merger Agreement by reducing the amount of the “Base Purchase Price” (as defined in the Merger Agreement) to $882,000,000, which has the effect of reducing the implied equity value of Enjoy on a pre-Business Combination basis by $146,738,000. The Second Amendment is incorporated by reference as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”).

Backstop Agreements

In connection with Business Combination, on September 13, 2021, MRAC entered into backstop agreements (the “Backstop Agreements”) with each of Ron Johnson and an entity affiliated with the Ricketts family (the “Backstop Subscribers”), pursuant to which the Backstop Subscribers have each agreed to subscribe for and purchase up to 5,000,000 shares of the MRAC’s common stock, par value $0.0001 per share, in the event that more than 26,375,000 public shares of MRAC are submitted for redemption in connection with the Business Combination, for a purchase price of $10.00 per share. The number of shares to be purchased pursuant to the Backstop Agreements, in the aggregate, will be equal to the number of public shares submitted for redemption, if any, in excess of 26,375,000 (up to 10 million shares). The form of the Backstop Agreement is incorporated by reference as Exhibit 10.1 to this Current Report.

Amendment to the Sponsor Agreement

On September 13, 2021, MRAC entered into an Amendment (the “Sponsor Agreement Amendment”) to the Sponsor Agreement, dated as of April 28, 2021, by and between Marquee Raine Acquisition Sponsor LP (“Sponsor”) and the MRAC (the “Sponsor Agreement”). The Sponsor Agreement Amendment modifies the Sponsor Agreement by increasing the number of founder shares that the Sponsor has agreed to subject to potential forfeiture in the event that certain share price targets are not achieved prior to the fifth (5th) anniversary of the closing of the Business Combination (or a change of control occurs with respect to the post-combination company at or above such share price targets during such period) from 1,121,250 to 2,201,250. The Sponsor Agreement Amendment is incorporated by reference as Exhibit 10.2 to this Current Report.

Item 7.01 Regulation FD Disclosure.

On September 14, 2021, MRAC and Enjoy issued a joint press release (the “Press Release”). The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Attached as Exhibit 99.2 and incorporated by reference herein is a presentation (the “Investor Presentation”), dated September 2021, that will be used by Enjoy in presentations to investment professionals and other persons in connection with the Business Combination.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of MRAC under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any

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general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Disclaimer

This Current Report relates to a proposed Business Combination between Enjoy and MRAC. This Current Report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information About the Proposed Business Combination and Where to Find It

The Business Combination will be submitted to the shareholders of MRAC for their consideration and approval at an extraordinary general meeting of shareholders (the “Special Meeting”). MRAC has filed a registration statement on Form S-4, as amended, with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus will contain important information about the Business Combination and the other matters to be voted upon at the Special Meeting. MRAC also will file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov.

The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the Business Combination. MRAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of MRAC in MRAC’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2020, which was filed with the SEC on May 13, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to MRAC shareholders in connection with the Business Combination and other matters to be voted upon at the Special Meeting will be set forth in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in this Current Report.

Forward-Looking Statements Legend

This Current Report contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Enjoy and MRAC. These forward-looking statements generally are identified by the words

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“believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “propose,” “forecast,” “expect,” “seek,” “target” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MRAC’s securities, (ii) the risk that the transaction may not be completed by MRAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by MRAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of MRAC, the satisfaction of the minimum amount following redemptions by MRAC’s public shareholders and the receipt of certain governmental and regulatory approvals in MRAC’s trust account, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the private investment to be consummated in connection with the Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Enjoy’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Enjoy, (ix) the outcome of any legal proceedings that may be instituted against Enjoy or against MRAC related to the Merger Agreement or the Business Combination, (x) the ability to maintain the listing of MRAC’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Enjoy operates, variations in operating performance across competitors, changes in laws and regulations affecting Enjoy’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive retail e-commerce industry, (xiv) the potential benefits of the Business Combination (including with respect to shareholder value), (xv) the effects of competition on Enjoy’s future business, (xvi) risks related to political and macroeconomic uncertainty, (xvii) the amount of redemption requests made by MRAC’s public shareholders, (xviii) the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future and (xix) the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MRAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2020, the proxy statement/prospectus on Form S-4, as amended, filed on September 2, 2021, those factors discussed in MRAC’s final prospectus filed on December 16, 2020, under the heading “Risk Factors,” and other documents of MRAC filed or to be filed with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are not presently known to Enjoy or MRAC or that Enjoy or MRAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Enjoy’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Enjoy anticipates that subsequent events and developments will cause Enjoy and MRAC’s assessments to change. However, while Enjoy and MRAC may elect to update these forward-looking statements at some point in the future, Enjoy and MRAC specifically disclaim any obligation to do so unless required by applicable law. These forward-looking statements should not be relied upon as representing Enjoy and MRAC’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d)     List of Exhibits.

The Exhibit Index is incorporated by reference herein.

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Exhibit Index

Exhibit No.	Description

2.1	Second Amendment, dated as of September 13, 2021, to the Agreement and Plan of Merger, dated as of April 28, 2021 and amended on July 23, 2021, by and among Marquee Raine Acquisition Corp., MRAC Merger Sub Corp. and Enjoy Technology Inc.

10.1	Form of Backstop Agreement.

10.2	Amendment, dated as of September 13, 2021, to the Sponsor Agreement, dated as of April 28, 2021 by and between Marquee Raine Acquisition Corp. and Marquee Raine Acquisition Sponsor LP.

99.1	Joint Press Release, dated as of September 14, 2021.

99.2	Investor Presentation, dated September 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marquee Raine Acquisition Corp.

Date: September 14, 2021	By:	/s/ Brett Varsov
	Name:	Brett Varsov
	Title:	Co-Chief Executive Officer

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Exhibit 2.1

Execution Version

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This SECOND AMENDMENT (this “Amendment”), to the Agreement and Plan of Merger, dated as of April 28, 2021 and amended on July 23, 2021 (the “Merger Agreement”), by and among Marquee Raine Acquisition Corp., a Cayman Islands exempted company limited by shares (“Acquiror”), MRAC Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Acquiror, and Enjoy Technology Inc., a Delaware corporation, is dated as of September 13, 2021. Each capitalized term used and not defined herein shall have the meaning assigned to it in the Merger Agreement.

RECITALS

WHEREAS, pursuant to Section 11.11 of the Merger Agreement, the Merger Agreement may be amended by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement; and

WHEREAS, each of the parties desires to amend the Merger Agreement as set forth herein.

AGREEMENTS

NOW THEREFORE, for and in consideration of the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.	Recitals. The penultimate recital of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor and Acquiror have entered into a letter agreement pursuant to which, among other things, in connection with the Closing, the Sponsor shall subject 2,201,250 shares of Domesticated Acquiror Common Stock to potential forfeiture in the event that certain milestones are not achieved following the Closing, upon the terms and subject to the conditions set forth therein; and

2.	Certain Defined Terms. The defined term “Base Purchase Price” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Base Purchase Price” means an amount equal to the sum of (i) $882,000,000, plus (ii) the product of (a) 1.25 and (b) the aggregate amount actually funded prior to the Closing in connection with an Excluded Financing, up to a maximum aggregate amount equal to $60,000,000, plus (iii) the aggregate amount actually funded prior to the Closing in connection with an Excluded Financing, to the extent in excess of the amounts set forth in clause (ii) above, up to a maximum aggregate amount equal to $15,000,000.

3.	Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect in all respects.

4.	Choice of Law. The provisions of Section 11.7 of the Merger Agreement are incorporated by reference into this Amendment and shall apply mutatis mutandis to this Amendment.

5.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute on and the same instrument.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first written above.

MARQUEE RAINE ACQUISITION CORP.:

By:	/s/ Brett Varsov

Name: Brett Varsov
Title: Co-Chief Executive Officer

MRAC MERGER SUB CORP.:

By:	/s/ Brett Varsov

Name: Brett Varsov
Title: Co-Chief Executive Officer

ENJOY TECHNOLOGY INC.

By:	/s/ Ron Johnson

Name: Ron Johnson
Title: Chief Executive Officer

[Signature Page to Second Amendment to Agreement and Plan of Merger]

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Exhibit 10.1

BACKSTOP SUBSCRIPTION AGREEMENT

This BACKSTOP SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into as of September 13, 2021, by and between Marquee Raine Acquisition Corp., a Cayman Islands exempted company (the “Company”) which, as part of the Transaction (as defined below) will deregister as a Cayman Islands exempted company and continue and domesticate as a corporation incorporated under the laws of Delaware in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and the Cayman Islands Companies Law (2018 Revision) (the “Domestication”), and the undersigned (the “Subscriber” or “you”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Business Combination Agreement (as defined below).

WHEREAS, the Company and the other parties named therein entered into that certain Agreement and Plan of Merger, dated as of April 28, 2021 and amended on July 23, 2021 and the date hereof (as further amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, inter alia, immediately after the Domestication, MRAC Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of the Company, will merge with and into Enjoy Technology Inc., a Delaware corporation (“Enjoy”), on the terms and subject to the conditions set forth therein (the “Merger” and, together with the Domestication, the “Transaction”), with Enjoy being the surviving entity of the Merger; and

WHEREAS, in connection with the Transaction, the Subscriber desires to subscribe for and purchase from the Company a number of shares of the Company’s common stock, par value $0.0001 per share, equal to the product (rounded up to the nearest whole share and, in any event, not to exceed five (5) million) of (i) 0.5 and (ii) the number of Class A ordinary shares of the Company redeemed in connection with the Acquiror Share Redemption, if any, in excess of 26,375,000 (the “Shares”), for a purchase price of $10.00 per share (the “Per Share Price”), and the Company desires to issue and sell to the Subscriber the Shares in consideration of the payment of the aggregate purchase price equal to the product of (a) the number of Shares to be purchased and (b) the Per Share Price (the “Applicable Purchase Price”) by or on behalf of the Subscriber to the Company prior to the Closing (as defined below) in accordance with Section 3.1 herein, all on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, at the Closing, the Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to the Subscriber (subject to the prior payment by the Subscriber of the Applicable Purchase Price in accordance with the terms herein), the Shares (such subscription and issuance, the “Subscription”).

2. Representations, Warranties and Agreements.

2.1 The Subscriber’s Representations, Warranties and Agreements. To induce the Company to issue the Shares to the Subscriber, the Subscriber hereby represents and warrants to the Company and acknowledges and agrees with the Company as follows:

2.1.1 If the Subscriber is not an individual, the Subscriber has been duly formed or incorporated and is validly existing in good standing (or the equivalent thereof with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription

Agreement. If the Subscriber is an individual, the Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2 If the Subscriber is not an individual, this Subscription Agreement has been duly authorized, validly executed and delivered by the Subscriber. The signature on this Subscription Agreement is genuine, and the Subscriber has legal competence and capacity to execute the same. This Subscription Agreement is enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity (the “Enforceability Exceptions”).

2.1.3 The execution, delivery and performance by the Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Subscriber or, if the Subscriber is not an individual, any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Subscriber or, if the Subscriber is not an individual, any of its subsidiaries is a party or by which the Subscriber or, if the Subscriber is not an individual, any of its subsidiaries, is bound or to which any of the property or assets of the Subscriber or, if the Subscriber is not an individual, any of its subsidiaries, is subject, which would reasonably be expected to materially affect the ability or legal authority of the Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) if the Subscriber is not an individual, result in any violation of the provisions of the organizational documents of the Subscriber or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Subscriber or, if the Subscriber is not an individual, any of its subsidiaries, or any of its or their respective properties, that would reasonably be expected to materially affect the ability or legal authority of the Subscriber to comply in all material respects with this Subscription Agreement.

2.1.4 The Subscriber (i) is (x) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (y) an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if the Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined above) and the Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Subscriber has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete. The Subscriber is not an entity formed for the specific purpose of acquiring the Shares. The Subscriber (i) if the Subscriber is not an individual, is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or Shares and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. The Subscriber understands that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and, if the Subscriber is not an individual, the institutional customer exemption under FINRA Rule 2111(b).

2.1.5 The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act with respect to the Shares or an applicable exemption from the registration requirements of the Securities Act, and that any certificates or book entries representing the Shares shall contain a legend to such effect (provided that such legend shall be subject to removal in accordance with Section 4.1 herein). The Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

2.1.6 The Subscriber understands and agrees that the Subscriber is purchasing the Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to the Subscriber by the Company, Enjoy or any of their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company expressly set forth in this Subscription Agreement.

2.1.7 As of the date of this Subscription Agreement, the Subscriber represents and warrants that (i) it is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (ii) its acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law, to the extent such laws are applicable to the Subscriber.

2.1.8 In making its decision to purchase the Shares, the Subscriber represents that it has relied solely upon its own independent investigation. The Subscriber acknowledges and agrees that the Subscriber has received and has had an adequate opportunity to review such financial and other information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has reviewed the documents provided to the Subscriber by the Company. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and the Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Subscriber acknowledges that the information provided to the Subscriber is preliminary and subject to change, and that any changes to such information, including, without limitation, any changes based on updated information, shall in no way affect the Subscriber’s obligation to purchase the Shares hereunder. The Subscriber acknowledges that (i) the Company and Enjoy currently may have, and later may come into possession of, information regarding the Company or Enjoy that is not known to it and that may be material to a decision to enter into this transaction to purchase the Shares (“Excluded Information”), and (ii) the Subscriber has determined to enter into this transaction to purchase the Shares notwithstanding its lack of knowledge of the Excluded Information.

2.1.9 The Subscriber became aware of this offering of the Shares directly from the Company as a result of a pre-existing, substantive relationship with the Company and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company. The Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means. The Subscriber acknowledges that the Shares (i) were not offered to Subscriber by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act and (ii) to Subscriber’s knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person or entity (including, without limitation, Enjoy), except for the representations and warranties of the Company expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Company.

2.1.10 The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision.

2.1.11 Alone, or together with any professional advisor(s), the Subscriber represents and acknowledges that the Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.

2.1.12 The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

2.1.13 The Subscriber represents and warrants that the Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned or controlled by, or acting on behalf of, a person that is named on the OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to use reasonable best efforts to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. The Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Subscriber also represents that, to the extent required by applicable law or regulation, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. The Subscriber further represents and warrants that, to the extent required by applicable law or regulation, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.

2.1.14 At the time of funding the Applicable Purchase Price prior to the Closing, the Subscriber will have sufficient funds to pay the Applicable Purchase Price pursuant to Section 3.1.

2.2 Company’s Representations, Warranties and Agreements. To induce the Subscriber to purchase the Shares, the Company hereby represents and warrants to the Subscriber and agrees with the Subscriber as follows:

2.2.1 The Company has been duly incorporated and is validly existing as an exempted company in good standing under the laws of the Cayman Islands, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, in each case, as of the date of this Subscription Agreement.

2.2.2 The Company will be, following the Domestication, duly incorporated and validly existing as a Delaware corporation, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.2.3 As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Subscriber against full payment for the Shares in accordance with the terms of this Subscription Agreement and registered with the Company’s transfer agent, the Shares will be validly issued, fully paid and non-assessable, free and clear of any liens, charges or encumbrances (other than restrictions under applicable securities laws), and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents then in effect or under the DGCL, or any similar rights pursuant to any agreement or other instrument to which the Company is a party or by which it is otherwise bound.

2.2.4 This Subscription Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by the Enforceability Exceptions.

2.2.5 The execution, delivery and performance of this Subscription Agreement (including compliance by the Company with all of the provisions hereof), issuance and sale of the Shares and the consummation of the certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

2.2.6 Neither the Company, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the Shares under the Securities Act.

2.2.7 Neither the Company nor any person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D of the Securities Act) in connection with the offer or sale of any of the Shares and, assuming the accuracy of the representations and warranties of the Subscriber herein, the Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

2.2.8 Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 2.1, (i) no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Subscriber in the manner contemplated by this Subscription Agreement and (ii) no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state, local or other governmental authority, self-regulatory organization or other person is required on the part of the Company in connection with the consummation of the transactions contemplated by this Subscription Agreement (including, without limitation, the issuance of the Shares), except for any filings that may be required pursuant to applicable securities laws, filings that may be required to consummate the Transaction as provided under the Business Combination Agreement, and those filings that may be required pursuant to Section 4 herein.

2.2.9 The Company has provided the Subscriber an opportunity to ask questions regarding the Company and made available to the Subscriber all the information reasonably available to the Company that the Subscriber has requested for deciding whether to acquire the Shares.

2.2.10 As of the date of this Subscription Agreement, there are no pending or, to the knowledge of the Company, threatened, actions, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to enter into and perform its obligations under this Subscription Agreement. As of the date hereof, there is no unsatisfied judgment or any open injunction binding upon the Company which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to enter into and perform its obligations under this Subscription Agreement.

2.2.11 The Company is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

2.2.12 The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged in connection with a bona fide margin agreement; provided, that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Subscriber shall not be required to provide the Company with any notice thereof; provided, however, that the Company shall not be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual prohibition on pledging or lock-up, the form of such acknowledgment to be subject to the reasonable review and comment by the Company in all respects.

2.2.13 No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Shares to the Subscriber.

2.2.14 As of the date of this Subscription Agreement, the authorized share capital of the Company is $55,500 divided into (i) 500,000,000 Class A ordinary shares, 37,375,000 of which are issued and outstanding as of the date of this Subscription Agreement, (ii) 50,000,000 Class B ordinary shares, of which 9,343,750 shares are issued and outstanding as of the date of this Subscription Agreement, and (iii) 5,000,000 preferred shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Subscription Agreement. As of the date of this Subscription Agreement, 15,660,417 warrants of the Company are issued and outstanding, each exercisable to purchase one Class A ordinary share of the Company at $11.50 per share. All of the foregoing securities (a) have been duly authorized and validly issued and are fully paid and non-assessable; (b) have been offered, sold and issued in compliance with applicable law, including federal and state securities laws, and all requirements set forth in (1) the Company’s governing documents, and (2) any other applicable contracts governing the issuance of such securities; and (c) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable law, the Company’s governing documents or any contract to which the Company is a party or otherwise bound. As of the date of this Subscription Agreement, except (x) as set forth in this Section 2.2.14, (y) as set forth in any statement, prospectus, registration statement, form, report or document filed or to be filed by the Company with the SEC on or prior to the date hereof, or (z) as contemplated by the Business Combination Agreement or the other documents contemplated thereby and this Subscription Agreement, the Company has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for equity securities of the Company, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any such securities or the value of which is determined by reference to any such securities, and there are no contracts of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of such securities. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares, other than any such provisions that have been waived by the Sponsor pursuant to a letter agreement executed between the Sponsor and the Company concurrently herewith.

2.2.15 As of the date hereof, the Company’s issued and outstanding Class A ordinary shares are registered pursuant to Section 12(b) of the Exchange Act and as of the date hereof are listed for trading on the Nasdaq (the “Exchange”) under the symbol “MRAC.” As of the date hereof, the Company has not been notified by the Exchange that it does not comply with any Exchange listing rule, which noncompliance is not subject to any compliance extension or ability to remedy, in each case as permitted by the Exchange’s continued listing rules. As of the date hereof, there is no action pending or, to the knowledge of the Company, threatened in writing against the Company by the Exchange or the SEC with respect to any intention by such entity to deregister the Company’s Class A ordinary shares or terminate the listing of the Company’s Class A ordinary shares on the Exchange, other than actions where a compliance extension or ability to remedy is available under applicable law. None of the Company or its affiliates has taken any action in an attempt to intentionally terminate the registration of the Company’s Class A ordinary shares under the Exchange Act except as contemplated by the Business Combination Agreement. As of the date hereof, the Company has not received any written notice from the Exchange or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Company’s Class A ordinary shares from the Exchange or the SEC.

2.2.16 As of the date hereof, the Company has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since December 17, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Company SEC Filings”), except that the Company may have improperly accounted for its outstanding warrants as equity instruments and may be required to restate its previously filed financial statements to reflect the classification of such warrants as liabilities for accounting purposes (the “Warrant Accounting Issue”). Except with respect to the Warrant Accounting Issue, each of the Company SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Company SEC Filings. Except with respect to the Warrant Accounting Issue, as of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Subscription Agreement or the Closing Date, then on the date of such filing), the Company SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Filings. To the knowledge of the Company, none of the Company SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Notwithstanding anything to the contrary set forth in this Section 2.2, no representation or warranty is made by the Company as to changes in accounting arising in connection with any required restatement of the Company’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls) arising from the treatment of such warrants as equity rather than liabilities or other required changes in the Company’s historical financial statements and Company SEC Filings.

3. Settlement Date and Delivery.

3.1 Closing. The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction and the satisfaction or waiver of the other conditions set forth in this Section 3. The Closing shall occur on the closing date of the Transaction, following the Domestication and immediately prior to the consummation of the Merger. Upon not less than two (2) business days’ written notice from (or on behalf of) the Company to the Subscriber (the “Closing Notice”) that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied on a date that is not less than two (2) business days from the date of the Closing Notice, the Subscriber shall deliver to the Company at least one (1) business day prior to the closing date specified in the Closing Notice (the “Closing Date”), to be held in escrow until the Closing, the Applicable Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery by the Company to Subscriber of the Shares in book-entry form. In the event the Closing does not occur on the Closing Date, the Company shall promptly (but not later than two (2) business days thereafter) return the Applicable Purchase Price to the Subscriber.

3.2 Mutual Conditions to Closing.

The parties’ obligations to effect the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the party entitled to the benefit thereof, on or prior to the Closing Date, of each of the following conditions:

3.2.1 No suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred.

3.2.2 No governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby.

3.3 Conditions to Closing of the Company.

The Company’s obligations to sell and issue the Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Company, on or prior to the Closing Date, of each of the following conditions:

3.3.1 All representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (except for those representations and warranties that speak as of a specified date, which shall be so true and correct as of such earlier specified date), and consummation of the Closing shall constitute a reaffirmation by the Subscriber of each of the representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date (except for those representations and warranties that speak as of a specified date).

3.3.2 The Subscriber shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement.

3.3.3 All conditions precedent to the consummation of the Transaction set forth in the Business Combination Agreement shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transaction, but subject to satisfaction of such conditions as of the consummation of the Transaction).

3.4 Conditions to Closing of the Subscriber.

The Subscriber’s obligation to purchase the Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Subscriber, on or prior to the Closing Date, of each of the following conditions:

3.4.1 All representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (except for those representations and warranties that speak as of a specified date, which shall be so true and correct as of such earlier specified date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements contained in this Subscription Agreement in all material respects as of the Closing Date.

3.4.2 The Company shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement.

3.4.3(i) All conditions precedent to the consummation of the Transaction set forth in the Business Combination Agreement (including the requisite approvals of the Company’s shareholders and regulatory approvals, if any, set forth in the Business Combination Agreement) shall have been satisfied or waived by the party entitled to the benefit thereof under the Business Combination Agreement (other than those conditions that may only be satisfied at the consummation of the Transaction, but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Transaction), (ii) no amendment, modification or waiver of the Business Combination Agreement (as the same exists on the date hereof as provided to the Subscriber) or any terms thereof shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Subscriber would reasonably expect to receive under this Subscription Agreement without having received the Subscriber’s prior written consent (not to be unreasonably withheld, conditioned or delayed); and (iii) the Transaction will be consummated immediately following the Closing.

4. Registration Rights.

4.1 The Company and Subscriber agree that, within twenty (20) business days after the consummation of the Transaction, the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective within sixty (60) business days following the Closing Date; provided, however, that the Company’s obligations to include the Shares and those other Shares of the Company held by Subscriber in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Company to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. The Company will provide a draft of the Registration Statement to the Subscriber for review at least two (2) business days in advance of the date of filing the Registration Statement with the SEC. The Company shall use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until the earliest of (i) the date on which the Shares may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), (ii) the date on which such Shares have actually been sold and (iii) the date which is two (2) years after the Closing. Unless otherwise agreed to in writing by the Subscriber, the Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the SEC or another regulatory agency; provided, that if the SEC or another regulatory agency requests that a Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the

Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. The Company may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 or Form F-3, as applicable, at such time after the Company becomes eligible to use such Form S-3 or Form F-3, as applicable. If requested by a Holder (as defined below), the Company shall use commercially reasonable efforts (including commercially reasonable efforts to cause the Company’s counsel to provide any requisite legal opinions) to (i) cause the removal of any restrictive legend set forth on the Shares as soon as reasonably practicable following any such request by the Holder and (ii) issue Shares without any such legend in book-entry form or by electronic delivery through The Depository Trust Company, at the Subscriber’s option; provided, that in each case (a) such Shares are registered for resale under the Securities Act or the Subscriber has sold or proposes to sell such Shares pursuant to such registration, (b) the Subscriber may sell its Shares without restriction under Rule 144 or has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144 or (c) the Company, its counsel or the Transfer Agent have received customary representations, and other documentation from the Subscriber that is reasonably necessary to establish that restrictive legends are no longer required as reasonably requested by the Company, its counsel or the Transfer Agent. The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance. “Holder” shall mean the Subscriber or any affiliate of the Subscriber to which the rights under this Section 4 shall have been assigned. The Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Shares to the Company (or its successor) upon request to assist the Company in making the determination described above.

4.2 In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request by the Subscriber in writing, inform the Subscriber as to the status of such registration. In connection therewith, at its expense, the Company shall:

4.2.1 advise the Subscriber as promptly as practicable:

(a) when a Registration Statement or any post-effective amendment thereto has become effective;

(b) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising the Subscriber of such events, provide the Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to the Subscriber of the occurrence of the events listed in clauses (a) through (d) above may constitute material, nonpublic information regarding the Company;

4.2.2 use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

4.2.3 upon the occurrence of any event contemplated in Section 4.2.1(d), except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

4.2.4 use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the shares of the Company’s common stock are then listed; and

4.2.5 use its commercially reasonable efforts to file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable the Subscriber to sell the Shares under Rule 144 for so long as the Subscriber holds Shares.

4.3 Notwithstanding anything to the contrary in this Subscription Agreement, the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require any Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until such Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, each Subscriber will deliver to the Company or, in such Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in such Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent such Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

4.4 The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless each Subscriber (to the extent a seller under the Registration Statement), the officers, directors and agents of each of them, and each person who controls such Subscriber (within the meaning of

Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 4, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding such Subscriber furnished in writing to the Company by such Subscriber expressly for use therein or such Subscriber has omitted a material fact from such information; provided, however, that the indemnification contained in this Section 4 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Company in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 4.2 hereof. The Company shall notify such Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by such Subscriber.

4.5 Each Subscriber shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding such Subscriber furnished in writing to the Company by such Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 4 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of such Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of any Subscriber be greater in amount than the dollar amount of the net proceeds received by such Subscriber upon the sale of the Shares giving rise to such indemnification obligation. Each Subscriber shall notify the Company promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4 of which such Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by such Subscriber.

5. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time as the Business Combination

Agreement is terminated in accordance with its terms prior to the consummation of the Transaction, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement or (iii) October 28, 2021; provided, that, subject to the limitations set forth in Section 8, nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such willful breach. The Company shall notify the Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement (and in any event, not later than two (2) business days thereafter). Upon a valid termination of this Subscription Agreement pursuant to this Section 5 after the delivery by the Subscriber of the Applicable Purchase Price, the Company shall promptly (but not later than two (2) business days thereafter) return the Applicable Purchase Price to the Subscriber.

6. Miscellaneous.

6.1 Further Assurances; Reliance; Additional Information.

6.1.1 Each of the Subscriber and the Company shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described herein.

6.1.2 The Subscriber acknowledges that the Company and Enjoy will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Subscriber contained in this Subscription Agreement. Prior to the Closing, the Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. The Company acknowledges that the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify the Subscriber if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. Each of the Subscriber, the Company and Enjoy is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

6.1.3 The Company may request from the Subscriber such additional information as the Company may deem reasonably necessary to evaluate the eligibility of the Subscriber to acquire the Shares, and the Subscriber shall provide such information as may be reasonably requested, in each case to the extent within the Subscriber’s possession and control or otherwise readily available to the Subscriber; provided, that the Company agrees to keep any such information provided by the Subscriber confidential (except to the extent required to be disclosed by applicable law, including in connection with any filings required to be made to the SEC or a stock exchange, in which case, Company shall provide prior written notice to the Subscriber of such disclosure to the extent permitted by applicable law).

6.2 Expenses. Each of the parties hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

6.3 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to the Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Company, to:

Marquee Raine Acquisition Corp.

65 East 55th Street, 24th Floor

New York, New York 10022

Attention: Alex Sugarman; Joseph Beyrouty

Email: asugarman@cubs.com; jbeyrouty@raine.com

with a required copy (which copy shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Jackie Cohen

Email: jackie.cohen@weil.com

and

Enjoy Technology Inc.

171 Constitution Drive

Menlo Park, CA 94025

Attention: Samantha Villanueva-Meyer

Email: samantha@enjoy.com

with a required copy (which copy shall not constitute notice) to:

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention: Rachel Proffitt

Email: rproffitt@cooley.com

6.4 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

6.5 Modifications and Amendments. This Subscription Agreement may not be amended, modified or supplemented except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification or supplement is sought.

6.6 Waivers and Consents. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Subscription Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

6.7 Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the Subscriber hereunder (other than the Shares, if any, acquired hereunder) may be transferred or assigned without the written consent of the Company, and then only in accordance with this Subscription Agreement; provided, that the Subscriber may assign its rights, interests or obligations hereunder to any fund or account managed by the same investment manager as Subscriber or an affiliate of Subscriber, without the prior consent of the Company, so long as (i) such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by the Subscriber, the assignee(s) shall become the Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of the Subscriber provided for herein to the extent of such assignment and (ii) no assignment shall relieve the Subscriber of any of its obligations or liabilities hereunder. Any purported assignment in violation of this Section 6.7 shall be null and void and of no force or effect.

6.8 Benefit. This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as provided in the last sentence of this Section 6.8 or as otherwise provided herein, this Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.

6.9 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

6.10 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware; provided, that if the Court of Chancery of Delaware declines jurisdiction or if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in, and each of the parties irrevocably consents to the exclusive jurisdiction and venue of, the U.S. District Court for the District of Delaware; provided, further, that if the U.S. District Court for the District of Delaware declines jurisdiction or if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the Delaware state courts, such legal proceeding shall be heard in, and each of the parties irrevocably consents to the exclusive jurisdiction and venue of, the Delaware state courts located in Wilmington, Delaware (together with the U.S. District Court for the District of Delaware and the Court of Chancery of the State of Delaware, the “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement and each other document executed in connection with the Transaction, and the consummation thereof, and agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons. Each party hereto hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum, or (v) the venue of such legal proceeding is improper. Each party hereto hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before the Chosen Courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than the Chosen Courts, whether on the grounds of inconvenient forum or otherwise. Each party hereto hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.3, and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.10, a party hereto may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT AND EACH

OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTION, AND THE CONSUMMATION THEREOF, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTION, AND THE CONSUMMATION THEREOF. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.11 Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.12 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.13 Specific Performance. The parties hereto agree that each of the parties would suffer irreparable damage if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms, or this Subscription Agreement was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that each of the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.10, this being in addition to any other remedy to which any party hereto is entitled at law, in equity, in contract, in tort or otherwise, including money damages. The right to specific enforcement shall include the right of the Company to cause the Subscriber to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.13 is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. The parties acknowledge and agree that this Section 6.13 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

6.14 Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Subscription Agreement or in any other agreement, certificate or instrument provided for or contemplated hereby shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transaction, all representations, warranties, covenants and agreements of the parties hereto as set forth herein shall survive the consummation of the Transaction and remain in full force and effect.

6.15 No Broker or Finder. Each of the parties hereto represents and warrants to the other that no broker, finder or other financial consultant has acted on its behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the other party hereto. Each of the parties hereto agrees to indemnify and save the other party hereto harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.

6.16 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.17 Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by email transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

6.18 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

6.19 Mutual Drafting. This Subscription Agreement is the joint product of the Subscriber and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

7. Cleansing Statement; Consent to Disclosure. The Company shall, by no later than the first (1st) business day immediately following the date of this Subscription Agreement, issue one (1) or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby.

8. Trust Account Waiver. The Subscriber acknowledges that the Company is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. Subscriber further acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated December 14, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of the Company’s assets consist of the cash proceeds of Company’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Company, its public shareholders and the underwriters of Company’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Company to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the

Subscriber, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement. Notwithstanding anything else in this Section 8 to the contrary, nothing herein shall be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of the Company’s Class A ordinary shares acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Company and the Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

MARQUEE RAINE ACQUISITION CORP.

By:
Name:
Title:

Accepted and agreed this    day of September, 2021.

[Signature Page to Subscription Agreement]

SUBSCRIBER: Signature of the Subscriber: By: Name: Title:	Signature of Joint Subscriber, if applicable: By: Name: Title:

Date: , 2021
Name of the Subscriber: (Please print. Please indicate name and capacity of person signing above)	Name of Joint Subscriber, if applicable: (Please Print. Please indicate name and capacity of person signing above)
Name in which securities are to be registered (if different from the name of the Subscriber listed directly above):

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

The Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street: City, State, Zip:	Mailing Address-Street (if different): City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

You must pay the Applicable Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Company in the Closing Notice.

[Signature Page to Subscription Agreement]

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

2.	☐ We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	ACCREDITED INVESTOR STATUS
(Please check the box if applicable):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

*** AND ***

C.	AFFILIATE STATUS
(Please check the applicable box) SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by the Subscriber

and constitutes a part of the Subscription Agreement.

Accredited Investor Status

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

☐	Any insurance company as defined in Section 2(a)(13) of the Securities Act;

☐

Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in Section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

This page should be completed by the Subscriber

and constitutes a part of the Subscription Agreement.

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act; or

☐	Any entity in which all of the equity owners are “accredited investors.”

This page should be completed by the Subscriber

and constitutes a part of the Subscription Agreement.

Exhibit 10.2

Execution Version

September 13, 2021

Marquee Raine Acquisition Corp.

65 East 55th Street

24th Floor

New York, NY 10022

RE: Amendment to Sponsor Agreement

Ladies and Gentlemen:

Reference is made to the letter agreement dated as of April 28, 2021 (the “Sponsor Agreement”), entered into and delivered by Marquee Raine Acquisition Corp., a Cayman Islands exempted company (“MRAC”) and Marquee Raine Acquisition Sponsor LP, a Cayman Islands exempted limited partnership (the “Sponsor”), in connection with the transactions contemplated by the Merger Agreement dated as of April 28, 2021 and amended on July 23, 2021, by and among MRAC, MRAC Merger Sub Corp. and Enjoy Technology Inc.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that the Sponsor Agreement is amended pursuant to Paragraph 9 thereof as follows:

1.	Amendment to Paragraph 3. Paragraph 3 is hereby amended by deleting the number “1,121,250” and replacing it with the number “2,201,250.”

Except as explicitly amended hereby, the Sponsor Agreement shall continue, without amendment, in full force and effect from and after the date hereof.

The provisions of Sections 12, 13 and 14 of the Sponsor Agreement are incorporated by reference into this letter agreement and shall apply mutatis mutandis to this letter agreement.

This letter agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[The remainder of this page left intentionally blank.]

Please indicate your agreement to the terms of this Sponsor Agreement by signing where indicated below.

Very truly yours,

MARQUEE RAINE ACQUISITION SPONSOR LP

By:	/s/ Brandon W. Gardner
Name:	Brandon W. Gardner
Title:	Director

By:	/s/ Thomas S. Ricketts
Name:	Thomas S. Ricketts
Title:	Director

Acknowledged and agreed

as of the date of this Sponsor Agreement:

MARQUEE RAINE ACQUISITION CORP.

By:	/s/ Brett Varsov
Name:	Brett Varsov
Title:	Co-Chief Executive Officer

[Signature Page to Amendment to Sponsor Agreement]

Exhibit 99.1

Marquee Raine Acquisition Corp. and Enjoy Technology Announce Accelerating Expansion with Partners and Significant Commitment from Current and Key Investors to Increase Certainty of Transaction Closing

Plans to Launch Smart Last Mile Solution™ in North America, Increasing Enjoy’s Inventory Access to Meet Demand in Time for 2021 Holiday Season

Now Expect Investment in Mobile Stores Will Double Footprint to Nearly 100 North American Markets and Expand Addressable Population to More than 235 Million People Globally

Current and Key Investors Commit to Provide Up to $100 Million at $10.00 Per Share to Increase Certainty of Business Combination Closing in Early Q4

NEW YORK and PALO ALTO, Calif. – September 14, 2021 – Marquee Raine Acquisition Corp. (NASDAQ: MRAC) (“Marquee Raine”) and Enjoy Technology Inc. (“Enjoy” or “the Company”), a technology-powered service platform reinventing “Commerce at Home,” today announced they have filed an updated investor presentation on Form 8-K with the Securities and Exchange Commission (the “SEC”) in connection with the previously announced business combination between Marquee Raine and Enjoy.

“We continue to see an incredible increase in demand for Enjoy experiences and services,” said Ron Johnson, CEO and Founder of Enjoy. “The upcoming launch of our Smart Last Mile™ solution in North America reflects the trust of our key partners, who have asked us to expand our services to as many markets as possible. To meet the growing demand for personalized ‘Commerce at Home’ experiences, we expect to begin 2022 with more than 1,000 mobile stores to support our goal of serving nearly 100 markets in North America by the end of next year.”

The investor materials outline Enjoy’s recent business developments and operating performance, including:

•

Enjoy is launching a complete Smart Last Mile™ solution in North America in Q4 2021. This transformational change will enable Enjoy to access significantly more inventory and address a larger share of its partners’ customer demand. Enjoy plans to serve all existing U.S. markets with this solution in time for the 2021 holiday season.

•

In response to requests from its partners, Enjoy plans to expand to more than 45 new markets across North America by the end of 2022. With this substantial geographic expansion, Enjoy will serve a total of approximately 100 markets in North America and expand its global population coverage from 200 million to about 235 million addressable customers. Continued expansion with Apple during Summer 2021 triples Enjoy’s reach with Apple to cover more than 67 million total addressable consumers in 14 markets.

•

To meet these expansion needs, Enjoy is pulling forward $10 million of investment to increase certainty it can begin 2022 with more than 1,000 mobile stores. This investment gives Enjoy great confidence in its 2022 plan and path to achieve company-level profitability in 2023.

•	Enjoy currently expects to achieve 2021 forecast revenue of $109 million.

•	With a Q2 2021 revenue per visit exit rate of $77 globally, and $84 in North America, Enjoy continues to have confidence in achieving its 2021 and 2022 revenue per visit forecasts.

•	Enjoy expects to achieve mobile store profitability in Q4 2021.

Enjoy has secured commitments from current and key investors of up to $100 million at $10.00 per share, if necessary as a result of shareholder redemptions. Reflecting current market conditions, Enjoy and Marquee Raine have adjusted the combined company’s approximate pro forma enterprise value from $1.18 billion to $1.06 billion.

Continued Mr. Johnson, “Enjoy continues to achieve accelerating growth and momentum even as we navigate COVID-19-related challenges, and our revenue targets remain on track. We are confident we will close the business combination with Marquee Raine early in the fourth quarter. We appreciate the ongoing support of Marquee Raine and all of our investors as we make the necessary investments in our business to meet the growing demand for Enjoy experiences and services.”

The investor presentation can be accessed via the SEC website at www.sec.gov and is also available at Enjoy’s website at Enjoy.com/investors.

Marquee Raine and Enjoy expect the business combination to be completed [early] in the fourth quarter of 2021. Upon completion of the transaction, the combined company will operate as Enjoy Technology Inc., and its common stock and warrants will be listed on the Nasdaq stock exchange under the new ticker symbols “ENJY” and “ENJYW,” respectively.

About Marquee Raine Acquisition Corp.

Marquee Raine Acquisition Corp. is a blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. While the company may pursue an acquisition opportunity in any business industry or sector, it intends to focus on high growth sectors of TMT including, but not limited to, opportunities in interactive entertainment and games, real money gaming, digital media, sports and sports-enabled assets, health and wellness, out-of-home and live entertainment, audio content and podcasting, technology, or other opportunities in adjacent sectors.

About Enjoy Technology

Enjoy Technology is a technology-powered platform reinventing “Commerce at Home” to bring the best of the store directly to the customer. Enjoy has formed multi-year commercial relationships with some of the world’s leading consumer brands to bring the products, services and subscriptions their customers love through the door directly in the comfort and convenience of their homes. Co-founded by Apple retail strategist, Ron Johnson, Enjoy has pioneered a new retail experience that we believe can do everything a traditional retail experience offers, but better, through its Mobile Stores. Enjoy currently operates in the United States, Canada and the United Kingdom. Headquartered in Palo Alto, CA, Enjoy is leading the reinvention of “Commerce at Home.” To learn more about Enjoy, please visit: www.enjoy.com/.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the anticipated consummation of the business combination and the transaction related thereto, estimates and forecasts of financial and performance metrics; projections of market opportunity and market share, expectations and timing related to the announcement of strategic partnerships; the potential success of the Company’s business strategy; the Company’s research and development efforts; and the Company’s proposed plans to scale and expectations, including statements regarding the effectiveness and efficiency of its services. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “propose,” “forecast,” “expect,” “seek,” “target” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations of Enjoy’s and Marquee Raine’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Enjoy and Marquee Raine. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Marquee Raine’s securities, (ii) the risk that the transaction may not be completed by Marquee Raine’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Marquee Raine, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”) by the shareholders of Marquee Raine, the satisfaction of the minimum amount following redemptions by Marquee Raine’s public shareholders and the receipt of certain governmental and regulatory approvals in Marquee Raine’s trust account, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Enjoy’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Enjoy, (ix) the outcome of any legal proceedings that may be instituted against Enjoy or against Marquee Raine related to the Merger Agreement or the proposed business combination, (x) the ability to maintain the listing of Marquee Raine’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Enjoy operates, variations in operating performance across competitors, changes in laws and regulations affecting Enjoy’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive retail e-commerce industry, (xiv) the potential benefits of the proposed business combination (including with respect to shareholder value), (xv) the effects of competition on Enjoy’s future business, (xvi) risks related to political and macroeconomic uncertainty, (xvii) the amount of redemption requests made by Marquee Raine’s public shareholders, (xviii) the ability of Marquee Raine or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future and (xix) the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Marquee Raine’s proxy statement/prospectus filed on May 14, 2021, as amended,, Marquee Raine’s final prospectus filed on December 16, 2020 and the Annual Report on Form 10-K, as amended, for the year ended December 31, 2020, in each case, under the heading “Risk Factors,” and other documents of Marquee Raine’s filed, or to be filed, with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Enjoy and Marquee Raine assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Enjoy nor Marquee Raine gives any assurance that either Enjoy or Marquee Raine, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination between Enjoy and Marquee Raine, Marquee Raine has filed a registration statement on Form S-4, including a proxy statement, with the SEC. Investors and security holders of Marquee Raine are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Marquee Raine, Enjoy and the proposed business combination. Investors and security holders may obtain copies of the proxy statement/prospectus and other documents filed with the SEC by Marquee Raine through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

Marquee Raine, Enjoy, Marquee Raine’s sponsor and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies from Marquee Raine’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, and interests in the business combination of certain of Marquee Raine’s directors and officers in Marquee Raine’s filings with the SEC, including the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Exhibit 99.2

Disclaimer This information pack (the “Pack”) has been prepared for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the business combination between Enjoy Technology Inc. (“the Company”) and Marquee Raine Acquisition Corp. (“MRAC”) and is not to be used for any other purpose. Neither MRAC nor the Company has made any, and each makes no, representation or warranty, express or implied, herein as to the accuracy or completeness of the Pack. Additionally, each of MRAC and the Company disclaims all warranties, whether express, implied or statutory, including, without limitation, any implied warranties of title, non- infringement of third-party rights, merchantability, or fitness for a particular purpose with respect to the information contained in the Pack. To the fullest extent permitted by law, in no circumstances will the Company, MRAC or any of their subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the Pack, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. The Pack discusses trends and markets that the Company’s leadership team believes will impact the development and success of the Company based on its current understanding of the marketplace. Industry and market data used in the Pack have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither the Company nor MRAC has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the proposed business combination Forward-Looking Statements The Pack and the oral information provided in connection with this Pack include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “would,” “should,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. “Forward-looking statements” include all statements about future plans and performance, regardless of whether the foregoing expressions are used to identify them. In addition, these forward-looking statements include, but are not limited to, statements regarding: estimates and forecasts of financial and performance metrics; projections of market opportunity and market share, expectations and timing related to the announcement of strategic partnerships; the potential success of the Company’s business strategy; the Company’s research and development efforts; and the Company’s proposed plans to scale and expectations, including statements regarding the effectiveness and efficiency of its services. These statements are based on various assumptions, whether or not identified in the Pack, and on the current expectations of the Company’s and MRAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and MRAC. These forward-looking statements are subject to a number of risks and uncertainties, projections of market opportunity and market share, potential benefits and commercial attractiveness to its customers of the Company’s services, the potential success of the Company’s marketing and expansion strategies, the Company’s ability to scale, the potential benefits of the potential transactions (including with respect to stockholder value), and expectations related to the terms and timing of the potential business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of the Company or MRAC is not obtained; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the rollout of the Company’s business strategy and the timing of expected business milestones; the effects of competition on the Company’s future business; risks related to political and macroeconomic uncertainty; the amount of redemption requests made by MRAC’s public shareholders; the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MRAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2020 and the proxy statement/prospectus on Form S-4 filed on May 14, 2021, as amended, in each case, under the heading “Risk Factors,” and other documents of MRAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are not presently known to the Company or MRAC or that the Company or MRAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of the Pack. The Company anticipates that subsequent events and developments will cause the Company’s and MRAC’s assessments to change. However, while the Company and MRAC may elect to update these forward-looking statements at some point in the future, the Company and MRAC specifically disclaim any obligation to do so unless required by applicable law. These forward- looking statements should not be relied upon as representing the Company’s and MRAC’s assessments as of any date subsequent to the date of the Pack. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer (cont’d) Use of Projections and Description of Key Partnerships The Pack contains projected financial information with respect to the Company, namely the Company’s revenue and non-GAAP financial measures, volume, total addressable market and Adjusted EBITDA for 2018 – 2025. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in the Pack, and the inclusion of such information in the Pack should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent registered public accounting firm of the Company has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in the Pack, and accordingly, does not express an opinion or provided any other form of assurance with respect thereto for the purpose of the Pack. The Pack contains descriptions of certain key business partnerships of the Company. These descriptions are based on the Company’s management team’s discussions with such counterparties and the latest available information and estimates as of the date of the Pack. In certain cases, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties which have not been completed as of the date of the Pack and, as a result, such descriptions of key business partnerships of the Company, remain subject to change. Financial Information; Non-GAAP Financial Measures Some of the financial information and data contained in the Pack is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement / prospectus filed by MRAC with the SEC in connection with the proposed business combination. Some of the financial information and data contained in the Pack, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as net income (loss), adjusted for income taxes, interest expense, interest income and other income or expense, unrealized loss on long term convertible debt, depreciation and amortization, stock based compensation and one time transaction related costs. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. You can find the reconciliation of these measures to the nearest comparable GAAP measures on slides 113 and 114. Free Cash Flow Conversion defined as the quotient obtained by dividing EBITDAS less purchase of property and equipment less the increase in net operating assets, by EBITDAS. EBITDAS is defined as net loss adjusted for interest, taxes, depreciation and amortization and stock-based compensation expense. MRAC and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. MRAC and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends. The Company’s method of determining these non-GAAP measures may be different from other companies’ methods and, therefore, may not be comparable to those used by other companies and the Company does not recommend the sole use of these non-GAAP measures to assess its financial performance. The Company’s management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by the Company’s management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, the Company’s management presents non-GAAP financial measures in connection with GAAP results. No Offer or Solicitation The Pack does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Trademarks The Pack contains trademarks, service marks, trade names and copyrights of the Company, MRAC and other companies, which are the property of their respective owners. Additional Information and Where You Can Find It The proposed business combination will be submitted to the shareholders of MRAC for their consideration and approval at an extraordinary general meeting of shareholders. MRAC filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the extraordinary general meeting of shareholders. MRAC also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination. Investors and security holders can obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov. The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the proposed business combination. MRAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of MRAC in MRAC’s Annual Report on Form 10-K as amended for the fiscal year ended 2020, which was filed with the SEC on March 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to MRAC shareholders in connection with the proposed business combination and other matters to be voted upon at the extraordinary general meeting of shareholders is set forth in the proxy statement/prospectus filed with the SEC. You may obtain free copies of these documents from the sources described above. 2

Certain Risks Related to Enjoy Technology Inc. All references to the “Company,” “Enjoy,” “we,” “us” or “our” in this presentation refer to the business of Enjoy Technology Inc. The risks presented below are certain of the general risks related to the Company’s business, industry and ownership structure and are not exhaustive. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties and carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. The list below is qualified in its entirety by disclosures contained in future filings by the Company, or by third parties (including MRAC.) with respect to the Company, with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of this presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. • The COVID-19 pandemic is unprecedented and has impacted, and may continue to impact, our key metrics and results of operations in numerous ways that remain volatile and unpredictable. • We have a limited operating history with a new model and strategy for delivering product and services in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful. • We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. • We rely on consumer discretionary spending, which is adversely affected by economic downturns, including economic recession or depression, and other macroeconomic conditions or trends. • We depend on our highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, compensate appropriately, train, and motivate our employees, or if our employees do not perform as we anticipate, particularly in our productivity models, we may not be able to grow effectively and our business, financial condition, and results of operations could be adversely affected. • The loss of key senior management personnel could harm our business and future prospects. • The market for the mobile retail store is still in relatively early stages of growth, and if this market does not continue to grow, grow slower than we expect, or fail to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected. • We are involved in and may pursue strategic relationships. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits. • We are committed to expanding our services offering and enhancing the mobile retail experience, which will require significant operating expenditures, may not maximize short-term financial results and may yield results that conflict with the market’s expectations, which could result in our stock price being adversely affected. • Risks associated with our current and future partners for whom we provide services and deliver product could adversely affect our financial performance as well as our reputation and strategic partnerships. • We may be unable to source new partners or strengthen our relationships with current partners. • We rely on third-party background check providers to screen potential employees, including members of our Mobile Retail sales team (“Experts”), and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition, and results of operations could be adversely affected. • Enjoy identified material weaknesses in its internal control over financial reporting. If Enjoy is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect Enjoy’s business and stock price. • If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports. • Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could inhibit our growth. • Our recent growth rates may not be sustainable or indicative of our future growth. • We may not succeed in promoting and sustaining our brand or strategic partnerships, which could subject us to litigation and have an adverse effect on our reputation and harm our business. • We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain or increase profitability in the future. • We may face difficulties as we expand our operations into new local markets in which we have limited or no prior operating experience. • Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand. • Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business and results of operations. • Our platform utilizes open source software, and any failure to comply with the terms of these open source licenses could negatively affect our business. • Defects, errors, or vulnerabilities in our applications, backend systems or other technology systems and those of third-party technology providers, including our logistics systems and procedures, could harm our reputation and strategic partnerships and adversely impact our business, financial condition, and results of operations. • We may be subject to general litigation, regulatory disputes and government inquiries. • Our use and processing of personal information and other data is subject to laws and obligations relating to privacy, data security and data protection, and the actual or perceived failure by us or our vendors to comply with such laws and obligations could harm our business. • We may be subject to cybersecurity attacks. Any actual or perceived security or privacy breach could interrupt our operations, harm our brand, and adversely affect our reputation, brand, business, financial condition and results of operations. • Our ability to use our net operating loss carryforwards and certain other tax attributes to offset taxable income or reduce our taxes may be limited. • Enjoy may be subject to securities litigation, which is expensive and could divert management attention. • Future resales of common stock after the consummation of the proposed business combination may cause the market price of Enjoy’s securities to drop significantly, even if Enjoy’s business is doing well. • Enjoy’s business and service model are new and untested, without a proven precedent, and we may fail to achieve the degree of market acceptance by partners and consumers necessary for commercial success and meeting our financial forecast. • Our ability to scale and meet the expectations of our partners may be adversely impacted due to factors beyond our control, which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows, and could expose us to liability. • Two partners account for a significant portion of our revenue, and loss of or reduction in business from, or consolidation of, these or any other major partners could have a material adverse effect on our business, financial condition, financial performance and prospects. • Our SaaS platform relies on specific third-party logistics and mapping software and any inability to license or use such software from third parties could render our platform inoperable. • Our partners do not currently depend on a local, in-home sales team, and the development of their own sales team, rather than their reliance on Enjoy, could negatively affect our business. • Our policies, procedures and programs to safeguard the health, safety and security of our team members, customers and others may not be adequate. Any actual or alleged improper conduct by our team members, including as a result of motor vehicle accidents or the improper conduct of Experts that have in the past resulted in inquiries, legal proceedings and/or damages, may in the future expose us to legal risk and damage our reputation. • We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be certain that additional financing will be available, which could limit our ability to grow and jeopardize our ability to continue our business operations. • We distribute products from a limited number of suppliers. We may experience unexpected supply shortages and may have difficulty obtaining the products that we need from suppliers as a result of unexpected demand or production difficulties that might extend lead times. Also, products may not be available to us in quantities enough to meet our customer demand. Our inability to obtain products from suppliers in sufficient quantities, or at all, could adversely affect our product offerings and our business and impact our financial forecasts

Enjoy Technology Videos The Enjoy Customer Experience How Enjoy’s Technology Works https://www. youtube. com/watch?v=15ipwFWE9Rg https://www. youtube. com/watch?v=Xv1MSTVadyY&t=1s What is Enjoy? The Enjoy Experience Enjoy’s Technology Platform https://vimeo. com/showcase/whatisenjoy https://vimeo. com/502398241/f680144956 https://vimeo. com/515915606/2ae7417179 4

Introduction to Enjoy 6p

Ron Johnson: Five decades of retail disruption



Ron Johnson
Founder & CEO

"Ron has a history of seeing around corners, and has been at the forefront of many great inflection points of retail innovation." – Gene Munster M.P. Loup Ventures

Made great design affordable

Founded the Apple Store

Created the Mobile Store

6

Enjoy started with a simple question: “What if the best of the store could come to you?” 7 6p

So we invented the Mobile Store – a new channel that combines the convenience of online with the best of a retail experience 8 6p

We saw the potential to unlock a large, untapped opportunity to the door are making customers happy1 at industry-leading levels Enjoy’s lifetime Net Promoter Score (NPS1) far surpasses other industry groups. 6p

Once in the home, Enjoy provides the experience of a traditional retail store, but better 10 6p

The key to our world-class customer service is our incredible field team Passion Experience Diverse Problem for technology obsessed backgrounds solvers Overcome Ability to build Extremely Sales objections relationships self-motivated skills 11 6p

We developed innovative processes for attracting, training, and retaining top performers.

Sourcing

1 Qualification
>1 year of premium retail or hospitality experience. Polished with dynamic and engaging personality

2 Recruiting
Internal and third party recruiters source candidates based on our specified qualifications

3 Selection
We hand select the very best people based on multiple interviews with our recruiting, headquarters and field teams

4 Validation
Extensive background checks via third parties performed after selecting candidates



Gender[1]
Male (64%)
Female (36%)



Ethnicity[1]
Black or African American (31%)
White (26%)
Hispanic or Latino (24%)
Asian (6%)
Other (5%)
Undisclosed (9%)

Onboarding

1 Week 1: Enjoy Immersion
Five days learning about the history, values, qualities, skills and processes of Enjoy

2 Week 2: Partner Immersion
Five days learning about the partner tools, systems, language and offerings.

3 Week 3: Product Immersion
Five days with hands-on instruction learning about the hardware, software, and subscriptions offered.





Ongoing: Customer Immersion
Shadowing a fellow Experts to receive on-the-job training

Compensation

- Full-time with stock and benefits
- Four day, 40-hour work week
- Set their own schedule
- Operate in connected teams
- Significant development and career paths

Hourly base + Variable pay + Benefits

(1) Represents US Experts data as of April 2021

12

We believe we have considerable runway with our current Partners and a robust TAM with future Partners Source: Gartner, Passport, Company Management, Wall Street Research 13 6p

Who is the Enjoy experience for? Well, almost everyone

We provide a world-class experience to customers of all types – at no cost to them

Our typical customer is young, earns a high income, and values efficiency and convenience. We believe this positions us well to continue growing relative to traditional retail and online delivery.

Age


Other
19%
18-54
81%

Average Age: **43**

Income


<$75k
35%
>$75k
65%

Average Income: **$108k**

Tech Preferences


Non-Tech Savvy
7%
Tech-
Savvy
93%

Tech-Forward

Millennials and Gen Z



Busy Parents



Working from Home



Demanding Pros



The not-so Tech Savvy



Source: Third Party Cell Phone Purchase Consumer Survey, February-March 2021 (n = 3,046)

ENJOY 14

We serve some of the world’s largest companies #1 #1 #1 #1 U.S. Market Share U.K. Market Share Canada Market Share U.S. Market Share (Revenue) (Total subscribers) (Wireless) (Mobile devices) 180m+ 30m+ 10m+ 1. 5bn+ Subscribers Subscribers Subscribers Active Devices Sources: 15 AT&T Figures: Fact set Estimates, Company Annual Report 2019 BT-EE Figures: Company Website, Tele geography Global Comms Database Rogers Figures: Wall Street Research (Desjardins, July 23, 2020), Company quarterly financial statements Apple Figures: Counterpoint Technology Market Research, Q1 2020 Earnings Release Transcript 6p

We offer hardware and subscription services with every Partner Products Subscriptions / Services Full Cover BT Fibre AppleCare+ AppleTV+ Apple Fitness+ Apple News+ UNLIMITED YOUR WAY Complete Wi-Fi Broadband Device + Protection iCloud Apple Music Apple Arcade Device Protection Sport 16 6p

Enjoy has almost zero customer acquisition cost Our Partners drive customers to Enjoy via deep integrations in their channels Online Call Centers Stores Enjoy is the default delivery option in Partner call center employees are Company-owned and Authorized Retailers the shopping cart with our North American trained and encouraged to select Enjoy can place an Enjoy order for customers if communication Partners for every customer they are out of stock or don’t have capacity 17 6p

Our monetization strategy provides win-win-win dynamics We turn a cost center into a profit center for our Partners Purchase Delivery & setup Hardware & accessories Subscriptions & services k Enjoy does not recognize any revenue from the product sold by the Partner Enjoy earns a fee for the delivery & setup of the product & overall 6p Enjoy earns revenue for incremental hardware & accessories sold in visit1 Enjoy earns revenue for incremental subscriptions & services sold in visit1

Revenue opportunities A wide variety of products, services and subscriptions provides ample revenue opportunities Components of RPV Enjoy revenue potential Description Delivery & setup $$ Enjoy earns a flat fee by delivering and setting up a product for the customer Hardware & $$ Enjoy earns a percentage of the hardware & accessories sold in visits accessories Services & $$$$ Enjoy earns a fee for selling services in visits subscriptions Device $$$$ Enjoy earns a fee for selling device protection services in visits protection Cross Partner Selling $$$$ Starting in July, Enjoy began selling services across partner visits. Enjoy is planning to additionally sell hardware and accessories. 19 6p

What is a Mobile Store? Expert Consigned Inventory Consigned inventory to One Expert required deliveranon-demand per Mobile Store experience Enjoy Vehicle Technology and Security Equipped with Each vehicle can hold lockboxes, cameras, upto 500 products auto-alertsand GPS 20 6p

How does it work? Imagine the store comes to you as soon as today Order placed Default Integration in Partner Checkout proprietary technology assigns Experts and suggests inventory in real- time. Experts initiate communications with customers via text and phone calls Photography captured prior to COVID-19 The Enjoy Expert gets 6p Status updates At-home experience At the time of purchase, customers select a 2-hour window for their free at home experience, as soon as today

How does it work? Imagine the store comes to you as soon as today Order placed Default Integration in Partner Checkout proprietary technology assigns Experts and suggests inventory in real- time. Experts initiate communications with customers via text and phone calls Photography captured prior to COVID-19 The Enjoy Expert gets customers up and running on their new devices. They create a personalized experience with 6p Status updates At-home experience At the time of purchase, customers select a 2-hour window for their free at home experience, as soon as today

Our proprietary technology stack enables data-driven culture Our robust and comprehensive Data Management Warehouse is based on proprietary Enjoy technology and software and enables us to leverage detailed and uniquedata insights to inform the decisions we make at all levels of our business Our self service portal and other Enjoy tools Partner Customer Predictions insights insights Demand Recs forecast Proprietary Data Warehouse Customer Order Partner data data data Enjoy Proprietary Software 23 6p

Enjoy's asset-light model provides significant market coverage

Enjoy Warehouse Coverage



Up to ~5k Square miles covered	Up to ~6.1m Population coverage

Enjoy Warehouse


Secured Inventory
Front of House
Back of House

Up to 50 Mobile Stores	Consigned inventory	Meeting space

Note: Map depicts coverage of Boston. Square mile and population coverage figures pertain to all geographies (not specific to Boston)

ENJOY 24

Today, we are in over 80 locations, with many at profitable scale1 50%+ Population coverage 200m+ Addressable customers U.K. U.S. and Canada Source: Company management 25 1 Time period: 2H 2020 6p

North American Partners have asked us to expand to as many markets as we can serve profitably We now expect to be serving approximately 100 marketsin North Americaby the end of 2022, expanding ourglobal population coverage from 200M+ to 235M+ address able customers. Current (54) Expansion (46) Source: Company management 26 1 Time period: 2H 2020 6p

We continue to expand our partnership with Apple

This summer we tripled our population coverage with Apple

67M

September Population Coverage

June 2020 — 3 Enjoy Houses
- Bay Area

Aug 2020 — 6 Enjoy Houses
- Orange County
- Greater LA
- Bay Area

Sept 2020 — 8 Enjoy Houses
- Dallas / Ft. Worth
- Orange County
- Greater LA
- Bay Area

July 2021 — 16 Enjoy Houses
- Greater Chicago
- Greater Miami
- Greater DC/ Baltimore
- Greater New York
- Greater Atlanta
- Dallas / Ft. Worth
- Orange County
- Greater LA
- Bay Area

August 2021 — 18 Enjoy Houses
- Greater Portland
- Greater Seattle
- Greater Chicago
- Greater Miami
- Greater DC/ Baltimore
- Greater New York
- Greater Atlanta
- Dallas / Ft. Worth
- Orange County
- Greater LA
- Bay Area

Sept 2021 — 21 Enjoy Houses
- Greater Houston
- New Jersey
- Greater Philadelphia
- Greater Portland
- Greater Seattle
- Greater Chicago
- Greater Miami
- Greater DC/ Baltimore
- Greater New York
- Greater Atlanta
- Dallas / Ft. Worth
- Orange County
- Greater LA
- Bay Area

Source: Company management

ENJOY 27

We launched Cross-Partner Selling of Apple services in AT&T visits in all US markets Cross partner selling Apple Services in AT&T Visits continue to grow week over week. We have started selling Apple Services Attach rate has grown more than 5x since launch 100% % Sell Cross Services Apple 7/12 7/19 7/26 8/2 8/9 8/16 Source: Company management 28 6p

We will launch a complete Smart Last Mile™ solution in North America beginning in Q4' 21

This transformational change will increase Enjoy's inventory access and will expand our share of our Partners' demand.

Current

Available Options

- Store Pickup
- 3rd Party Delivery
- Enjoy Experience

Future (launching Q4'21)

Available Options

- Store Pickup
- Enjoy Delivery
- Enjoy Experience

Expected Outcome

- Store Pickup
- Enjoy Delivery
- Enjoy Experience

Enjoy Smart Last Mile™

Enjoy Strategic Benefits:

- Increased inventory access
- Drives Daily Revenue per Mobile Store
- Drives Visits per Mobile Store Day
- More deeply embedded partnerships

Partner Strategic Benefits:

- Increased revenue
- Deeper customer engagement
- Simplified last mile
- Speed & convenience

Expected Outcome:

- Access to significantly more inventory will unlock incremental Partner demand
- Conversion of deliveries into experiences: historically and during a recent pilot, we successfully converted over 65% of deliveries into experiences[1]

Source: Company management
(1) Conversion rate of customers we were able to reach

29

By 2025 we expect to expand with our current Partners and serve the leading communications companies in the following countries: Canada United States United Kingdom Current By 2025 1 Growth vectors summary 6p (1) Germany Japan Spain Italy Australia Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.”

Growth vectors summary Drive greater Increase volume Leverage Add new business Expand Enter new Category revenue per with existing cross-partner Partnerships globally and adjacent leadership Mobile Store Partners opportunities categories 31 6p

Enjoy is focused on building the future with the right team

Founder-Led, Multi-Disciplinary Management Team

- **Ron Johnson** — Founder, CEO
- **Fareed Khan** — Chief Financial Officer
- **Jonathan Mariner** — Chief Administrative & People Officer
- **Tom Suiter** — Co-Founder
- **Tiffany Meriweather** — Chief Legal Officer
- **Kunal Malik** — Chief Technology Officer
- **Melissa Bates** — Chief Strategy Officer
- **Nick Hale** — MD Europe
- **Anil Gandham** — Chief Revenue Officer
- **Samantha Villanueva-Meyer** — Chief Compliance Officer
- **Ettienne Brandt** — Chief Commercial Officer

Seasoned Board[1]

- Ron Johnson
- Brett Varsov
- Denise Young Smith
- Fred Harman
- Gideon Yu
- Jonathan Mariner
- Salaam Coleman Smith
- Tom Ricketts

Strong Investors

1. Note that these are the director nominees expected to be elected to the board of directors in connection with the closing of the business combination between Enjoy and MRAC.

ENJOY 32

Our Market Opportunity and Financials 6p

We are in the early stages of adoption We believe we have considerable runway with our current Partners and a robust TAM with future Partners Source: Gartner, Passport, Company Management, Wall Street Research Note: Assumes illustrative RPV of $150 for current and new Partners. Current Partners visits reflect Partners’ public company data. Current Categories: new Partners visits reflect developed world cellular subscriptions and global consumer 6p

We believe we have considerable runway with our current Partners and a robust TAM with future Partners

	Current Partners		Current Categories; New Partners	
	Current Regions[1]	New Regions	Developed World Carriers	Global Consumer Electronics
TAM	$35bn Cumulative Addressable Market	→ $48bn +$13B Cumulative Addressable Market	→ $123bn +$75B Cumulative Addressable Market	→ $265bn +$142B Cumulative Addressable Market
Cumulative Opportunity at 10% Market Share	$3bn Cumulative Revenue Opportunity	$5bn Cumulative Revenue Opportunity	$12bn Cumulative Revenue Opportunity	$26bn Cumulative Revenue Opportunity
Opportunity at 10% Market Share[2]	$1.0bn Cumulative EBITDA Opportunity	$1.4bn Cumulative EBITDA Opportunity	$3.7bn Cumulative EBITDA Opportunity	$7.9bn Cumulative EBITDA Opportunity

Source: Gartner, Passport, Company Management, Wall Street Research
Note: Assumes illustrative RPV of $150 for current and new Partners. Current Partners visits reflect Partners' public company data. Current Categories: new Partners visits reflect developed world cellular subscriptions and global consumer electronics devices sold
(1) Current regions includes Apple Americas and Europe, AT&T Americas and Europe, BT, EE, and Rogers devices
(2) Based on 30% Adjusted EBITDA margin

ENJOY 35

Overtime, we expect Commerce at Home will disrupt additional categories, significantly increasing our TAM1 Current Partners Future Partners Illustrative Longer-Term Addressable Product Categories Develop ed World Telcos and Personal Luxury Current and New Regions Other CE Partners High Fashion Beauty Fitness Automotive Goods Total Addressable $48bn Market $217bn $1 tn + Premium Product Product Complexity Expertise Required High Attach Rate Opportunity Deep Consumer Engagement Source: Gartner, Passport, Company Management, Wall Street Research 36 Note: Cumulative addressable market for current Partners includes current and new regions. Cumulative addressable market for future Partners includes Current Partners, Developed World Telcos and Global Consumer Electronics (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships “under “Disclaimer.“ 6p

Enjoy’s differentiated business model underpins a potentially superior growth profile with an identified path to profitability Explosive Significant Compelling growth 1 scale 1 margin profile 1 84% $1bn+ 30% Revenue 2025E 2025E CAGR’18A– ’25E Revenue Adj. EBITDA Margin Almost zero customer acquisition cost Asset-light model Massive infrastructure leverage (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships “under “Disclaimer. “ 37 6p

Summary financials and projections 2019A and 2020A financial results were taken from the Company’s audited consolidated financial information Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” Mobile Store 6p

(1)	(2) (3) (4)

We are ready to scale Daily Mobile Store unit economics drive our financial model Daily Revenue per Mobile Store 1 Revenue 1 Daily Mobile Stores 1 ($m) ($) 84% 48% 24% CAGR CAGR CAGR $1,070 $911 $836 3,219 $783 $707 $645 2,311 $418 $442 1,548 $351 $356 1,038 $245 717 $198 $109 356 464 $46 $60 209 $15 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships “under” “Disclaimer.” 39 6p

As we come out of the pandemic, we expect increases in Visits per Mobile Store and Revenue per Visit 40 1 Projections use Enjoy management estimates. With respect to projections, see slide2“ Use of Projections and Description of Key Partnerships “under “Disclaimer.”

model supported by strong secular tailwinds, high growth and a ~$1tn TAM Exceptional, personalized customer experience delivered by a passionate Enjoy team Deep relationships with best-in-class and largest telecommunication and consumer electronics companies in the world Proprietary technology platform with end-to-end integration capabilities to seamlessly improve customer experience from checkout to visit Proven multi-dimensional growth strategy with multiple levers to continue high growth into the foreseeable future Highly scalable business underpinned by an asset-light model, near zero customer acquisition costs and infrastructure already in place Led by a visionary, experienced management team supported by a strong company culture and valued employees

Technology and increasing scale give us a clear path to increase VED

Mobile Stores operate 10 hours per day

Average travel and visit time



Travel time

25mins

Illustrative travel time per visit



Visit duration

35mins

Illustrative time per visit

Target of ~7 highly engaged customer visits

2021E
Visits per Mobile Store Day
5.8



Available time
162 min
Training &
personal time
90 min
Travel &
visits
348 min

2022E
Visits per Mobile Store Day
6.8



Available
time
102 min
Training &
personal time
90 min
Travel &
visits
408 min

- Greater order density in a visit zone reduces drive times
- More Experts in a market increases options and capacity to immediately respond to same-day scheduled visits
- Enjoy's proprietary Expert technology facilitates efficient visits
- Pre-visit communications via e-mail, text and phone ensures customer is ready
- Market leaders manage Experts throughout the day to achieve operational and financial outcomes

Note: Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."

ENJOY 42

We believe we are at an inflection point in our profitability Unit economics drive strong improvement in Mobile Store revenues 2020A Daily Profit per Mobile Store 2021E Daily Profit per Mobile Store 1 2022E Daily Profit per Mobile Store 1 ($93) ($3) $234 (26%) margin (1%) margin 36% margin $645 $421 $418 $411 $448 $356 Expert 2 Expert 2 Expert 2 $346 $337 $334 Vehicle& Vehicle & $102 $84 $77 Other Other Other Cost per day Revenue per day Cost per day Revenue per day Cost per day Revenue per day (1) Projection suse Enjoy management estimates. With respect to projections, seeslide 2 “Use of Projections and Description of Key Partnerships “under“ Disclaimer. “ (2) Basedon a10 hourday, hourly wage benefits and expert productivity 43

Mobile Store expansion strategy Focused on expanding in existing and new markets Daily Mobile Stores 1 Daily Mobile Store Growth (# of stores) 3,219 • Steady expansion of Mobile Stores to support growth with 2,311 existing Partners • International expansion 1,548 expected to begin in 2023E 1,038 • Planned expansion to two new 717 international markets per year 356 464 from 2023E to 2025E 201 9A 2020 A 2021 E 2022 E 2023E 2024E 2025E • New telecom Partners expected to be added with international expansion New Countries (1) Projection suse Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships “under“ Disclaimer. “ 44

Our infrastructure can be leveraged to provide additional capacity for growth Infrastructure leverage 1 Infrastructure Expense ($m) 2 Revenue ($m) Infrastructure Leverage 172% 154% 120% 59% 39% 31% 25% 2019 A 2020A 2021E 2022E 2023E 2024E 2025 E (1) Projection su se Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships “under“ Disclaimer. “ 45 (2) Represents the sum of operations & technology expenses and general & administrative expenses and excludes depreciation & amortization and stock based compensation

Our asset-light model drives strong cash flow conversion Adjusted EBITDA 1 Consigned inventory minimizes working Free cash flow conversion 2 ($ m) capital required for growth (% of adjusted EBITDA) Change in working capital (% foremen) $321 87% 5% 4% 3% 65% 2023E 2024E 2025E New warehouse requires only $350 $144 to $400K in capital investment to fully outfit Capital expenditures 28% (% fo revenue) $38 3% - 4% 2% 1% - 2% 2023E 2024E 2025E 2023E 2024E 2025E 2023E 2024E 2025E (1) Adjusted EBITDA is shown for illustrative purposes the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, seaside “Financial Information; Non-GAAP Financial Measures” under“ Disclaimer” and reconciliation set forth in Appendix on slide (2) Free Cash Flow Conversion defined as the quotient EBITDAS less purchase of property and equipment less the increase in net operating assets, by EBITDAS. With respect to Non-GAAP financial measures, see slide “Financial Information; Non-GAAP Financial Measures” under“ Disclaimer” and 46 reconciliation set forth in Appendix on slide

Summary 1 Huge addressable market opportunity within existing categories 2 Ability to grow quickly, given prior technology and infrastructure investments and the scale of Partners 3 Believe we can achieve significant scale of over $ 1bn in revenue, with modest penetration assumptions 4 Clear path to profitability driven by Mobile Store unit economics Unique asset-light business model • Near-zero customer acquisition costs 5 • Consigned inventory – minimal working capital needs • Leased vehicles and warehouses • Minimal CAPEX investments to support growth 6 Compelling free cash-flow conversion 47

ENJOY Transaction

Why MRAC is excited about Enjoy Customers love it 1 Partners love it 2 Maximum convenience, minimized Turns delivery in to incremental friction, underscored by category- sales opportunity leading NPS Visionary founder supported First mover advantage in huge TAM by strong team Massive tail winds, driven by shift High quality management team to online and reduction of retail backed by seasoned investor base footprints; contractual relationships create instatement Attractive financial profile Relative and fundamental valuation Strong grow than unit economics, Modest valuation vantage, with visible path to profitability trajectory and opportunity 1 As defined in this presentation, customers are defined as Enjoy’s Partners’ customers. 49 2 As defined in this presentation, Partners are defined as entities with which Enjoy has current contractual partnerships, commercial relationships and/or authorized dealer agreements.

MRAC’s unique value-added capabilities 1 Significant experience supporting disruptive, growth-oriented companies in strategic advisory and corporate development 2 Entrepreneurial mindset and track record of partnering with founder-led businesses 3 Deep network of global telecommunications and consumer electronics relationships 4 In-depth experience with SPAC targets and new public companies 5 Brand amplification benefits as a result of partnering with high profile sponsor 6 Experience in scaling businesses to adjacent verticals 50 Select representative investments (Raine, Marquee) and advisory clients (Raine) included above.

Track record of : Company filings Note Assumes no redemptions from SPAC public stockholders and that new shares are issued at a price of $10.00. (1) Equity rollover comprised of newly issued shares, rollover equity awards (including restricted stock awards) and the assumption of outstanding warrants. (2) As of 6/30/21, including restricted cash and pro forma for $15 million convertible note. (3) Inclusive of deferred underwriting commission to SPAC underwriters and legal

Enjoy is in a category of one Service-oriented Marketplaces Other Service-oriented Commerce at Home Disruptive Commerce and E-commerce Marketplaces E-commerce Marketplaces Massive TAM Product and services Capital light models with Significant market share Strong top-line growth requiring higher level of high consumer engagement and consumer perspective technical skill on differentiation Large, durable moat Leaders with unrivaled Almost zero customer Technology driven back-end consumer scale in last-mile Continued evolution of acquisition cost and selling for partner integration delivery product and brand drives and marketing expense long-term growth Mix of on-demandand Attractive unit economics marketplace segments with Structurally higher strong market profitability at scale fundamentals 52

Valuation Benchmarking Source: Fact Set as of 09/10/2021. 1 Light blue boxes represent EV / CY2022 Gross Profit multiple for companies where gross profit is more comparable to Enjoy revenue. 2 E-commerce multiples reflect EV / Gross Profit and Growth Rate reflects Gross Profit Growth. 3 Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” 4 EV / Growth Adj. Revenue calculated as EV / Revenue divided by Revenue Growth except for E-commerce Peers which are calculated as EV / Gross Profit divided by Gross Profit Growth. EV / Revenue 4 Avg: 4.8x CY 2022 EV / Growth Adj. Revenue CY 20224 Other Service.

Operational Benchmarking Source: Fact Set as of 09/10/2021. 1 E-commerce sales and marketing as a percentage of revenue reflects sales and marketing as a percentage of gross profit. 2 Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” Service-oriented Marketplaces and E-commerce Other Service-oriented Marketplaces Disruptive Commerce 21% 59% 42% 44% 36% 24%

Transaction creates significant future upside for new shareholders[2]

Implied EV Based on Comparable Companies ($ millions)

2025E Adjusted EBITDA	$321
Illustrative Fwd. Multiple	20x
Future Enterprise Value (at Dec-2024)	**$6,413**
% Total Return through Dec-2024[1]	*504%*
Illustrative Discount Rate	30%
PV of Future Enterprise Value (at Jun-2021)	**$2,822**
% Upside to $1.1B TEV	*166%*
Implied Market Share	
% of Current Regions	2.2%
% of Current Categories	0.5%

Summary of Approach

- Applies a range of 15x – 25x to Enjoy's 2025E EBITDA to arrive at an implied future enterprise value at Dec-2024
- Future enterprise value is discounted to Jun-2021 to arrive at the present value of future enterprise value
- Applies a range of multiples based on EV/EBITDA Multiples of larger, mature peers already at steady-state margins

Implied EV at Various Multiples ($ millions)

	Forward EBITDA Multiple		
	15.0x	20.0x	25.0x
Future Enterprise Value	**$4,810**	**$6,413**	**$8,016**
% Total Return Through Dec-2024	*353%*	*504%*	*655%*
PV of Future Enterprise Value	**$2,182**	**$2,822**	**$3,462**
% Upside to $1.1B TEV	*105%*	*166%*	*226%*
Implied EV / 2025E Revenue	4.5x	6.0x	7.5x

1 Based on $1,062mm transaction enterprise value.
2 Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."
Note: Assumes $436m of net debt. Future value figures discounted to 30-Jun-2021.

ENJOY 55

Transaction summary

Key transaction highlights

Headline Valuation

~$1.06bn
Pro Forma Enterprise Value[2]

~4.3x / ~11.9x
22E Revenue[6] / Gross Profit Multiple

~$1.50bn
Pro Forma Equity Value

~$0.97bn
Value to Enjoy Shareholders[1]

~65%
Enjoy Shareholder Ownership[1]

Financing Details

$374m
SPAC cash held in trust

$80m
PIPE size

$100m
Maximum size of redemption backstop[7]

Illustrative sources & uses ($m)

Sources		Uses	
Cash from trust	$374	Seller rollover equity[1]	$972
Cash from PIPE	$80	Cash to balance sheet	$436
Seller rollover equity[1]	$972	Existing debt paydown[3]	$47
Seller rollover cash[2]	$79	Transaction expenses[4]	$50
Total	$1,505	Total	$1,505

Illustrative pro forma ownership at close


MRAC sponsor shares[5] 5%
PIPE investors 5%
MRAC public shares 25%
Sellers' rollover equity[1] 65%

Source: Company filings
Note: Assumes no redemptions from SPAC public stockholders and that new shares are issued at a price of $10.00.
(1) Equity rollover comprised of newly issued shares, rollover equity awards (including restricted stock awards) and the assumption of outstanding warrants.
(2) As of 6/30/21, including restricted cash and pro forma for $15 million convertible note.
(3) As of 6/30/21, including pro forma for $15 million convertible note.
(4) Inclusive of deferred underwriting commission to SPAC underwriters and legal, PIPE, advisory and other fees.
(5) Excludes shares subject to forfeiture in the event the applicable milestone is not achieved on or prior to the fifth anniversary of the closing.
(6) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."
(7) Number of shares to be purchased in the backstop will equal the number of public shares redeemed in excess of 26.375 million shares, if any (up to 10 million shares).

ENJOY 56

Key investment highlights Unique disruptive business model supported by strong secular tailwinds, high growth and a ~$1tn TAM Exceptional, personalized customer experience delivered by a passionate Enjoy team Deep relationships with best-in-class and largest telecommunication and consumer electronics companies in the world Proprietary technology platform with end-to-end integration capabilities to seamlessly improve customer experience from checkout to visit Proven multi-dimensional growth strategy with multiple levers to continue high growth into the foreseeable future Highly scalable business underpinned by an asset-light model, near zero customer acquisition costs and infrastructure already in place Led by a visionary, experienced management team supported by a strong company culture and valued employees

Appendix

Non-GAAP reconciliations 2019A 1 2020A 1 ($ m) GAAP Net Loss ( $ 90) ( $ 158) Provision for income taxes $0 $0 Interest expense $1 $2 Interest income ($ 2) ($ 0) Other expense $0 $1 Unrealized loss on long-term convertible loan—$43 GAAP Loss from Operations ( $ 90) ( $ 112) Adjustments: Depreciation and amortization $2 $3 Stock-based compensation $1 $2 One-time transaction related expenses—$0 Adjusted EBITDA 2 ( $ 87) ( $ 107) (1) 2019A and 2020A financial results were taken from the Company’s audited consolidated financial information 59 (2) Adjusted EBITDA is shown for illustrative purposes only and is nota metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 59

Free cash flow reconciliations 2019A 1 2020A 1 ($ m) Adjusted EBITDA 2 ( $ 87) ( $ 107) Purchase of property and equipment ($ 7) ($ 8) Change in operating as sets and liabilities ($ 4) $13 Free Cash Flow ( $ 98) ( $ 102) (1) 2019A and 2020A financial results were taken from the Company’s audited consolidated financial in formation 60 (2) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under“ Disclaimer” and reconciliation set forth in Appendix on slide 59

September Update Summary Expansion • In Q3’21 we expanded our partnership with Apple increasing population coverage 3x to 67M people and launching cross-partner selling in AT&T visits. • In Q4’21 we are launching our Smart Last Mile™ in North America and plan to serve all US markets in time for Holiday FY’21. • Geographic expansion to up to 100 markets in North America will increase our population coverage from 200M+ to 235M+ addressable customers globally in FY’22. • In order to meet increased demand, we are pulling forward $ 10M of investment to begin FY’22 with over 1000 mobile stores, close to the expected FY’22 average. This investment in stores gives us great confidence in our FY’22 plan and achieving company-level profitability in FY’23. Financials • We believe we are on track to achieve $ 109M in Revenue in FY’21. • We believe we will achieve mobile store profitability in Q4’21. • We expect a one-time $ 15M cash impact due to COVID-19 related challenges.

Revenue on track We believe we are on track to achieve our 2021 forecasted revenue of $109M. In Q2, we reached $431 in Daily Revenue per Mobile Stores in North America. Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.”

Employee compensation Employee Model Full-Time with Stock & Benefits Fully loaded compensation Full-time with stock and benefits Four day, 40-hour workweek Hourly Variable + + Benefits base pay Set their own schedule Operate in connected teams Significant development and careers paths 63

How we source our Enjoy Experts 1 2 3 4 Qualifications Recruiting Selection Validation >1year of premium retail or Third party recruiters source We hand select the very best Extensive background checks via hospitality experience candidates based on our specified people based on multiple interviews third parties performed after qualifications with our headquarters and field selecting candidates recruiting teams Ability to quickly synthesize information Polished with dynamic and 1 Recruiter Interview engaging personality Previous sales leadership experience 2 Captain Interview Sales management, luxury retail or high-end food & beverage experience Gender 1 Ethnicity 1 Black or African American (31%) White (26%) Male (64%) Hispanic or Latino (24%) Asian (6%) Female (36%) Other (5%) Undisclosed (9%) (1) Represents US Experts data as of April 2021 64

Onboarding Thorough onboarding process to prepare Experts Week 1 (5 days) Week 2 (5 days) Week 3 (5 days) Enjoy Immersion Partner Immersion Product Immersion Customer Used both to demonstrate the role during onboarding as well as for ongoing development opportunities immersion It is the chance to shadow an Expert and receive on-the-job training 65